UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60301/July 14, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13488

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
PEGASUS WIRELESS CORPORATION	:	REVOKING REGISTRATION BY
	:	DEFAULT

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 27, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary provided evidence that the Commission delivered the OIP to Respondent Pegasus Wireless Corporation (Pegasus) on June 1, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answer has been received and the time for filing an Answer has expired.

        By Order dated June 15, 2009, I required Pegasus to show cause why it should not be held in default and why the registration of each class of its registered securities should not be revoked. The time for replying to the Order has expired and no reply has been received. Accordingly, Pegasus is in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

        Pegasus is a Nevada corporation formed in 2000. After several failed enterprises, it became a shell company by 2003. In June 2005, through a series of reverse mergers, it acquired OTC Wireless, Inc., a private company incorporated in California that designs wireless networking devices. Pegasus had its headquarters in Fremont, California, until about January 2007. It currently maintains a mailbox in Palm Beach, Florida. Since April 11, 2001, Pegasus has had a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Its shares currently trade on the OTC Bulletin Board and briefly traded on NASDAQ between April and October 2006. Pegasus filed for bankruptcy in January 2008.

        Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

Since November 19, 2007, when it filed a Form 10-QSB for the quarter ending September 30, 2007, and while its securities have been registered with the Commission, Pegasus has failed to make any of its periodic reports required by Section 13(a) and Rules 13a-1 and 13a-13 under the Exchange Act.

As a result, Pegasus has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 under the Exchange Act.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Pegasus Wireless Corporation is revoked.

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James T. Kelly
Administrative Law Judge